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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                   FORM 8-A/A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  LUBY'S, INC.
             (Exact name of registrant as specified in its charter)

               Delaware                                   74-1335253
(State of incorporation or organization)       (IRS Employer Identification No.)

        2211 Northwest Loop 410                           78265-3069
           San Antonio, Texas                             (Zip Code)
(Address of principal executive offices)

If this form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities to be registered pursuant to Section 12(b) of the Act:

        Title of each class                  Name of each exchange on which
        to be so registered                  each class is to be registered
        -------------------                  ------------------------------

    Common Stock Purchase Rights                 New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:  None
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         Effective as of March 8, 2001, the Registrant amended the Rights
Agreement dated as of April 16, 1991, as amended effective as of December 19, 1991, as amended effective as of February 7, 1995 and as amended effective as of May 29, 1995, between Luby's, Inc. (formerly known as Luby's Cafeterias, Inc.) and American Stock Transfer & Trust Company, as Rights Agent. The Registrant hereby amends Item 1 of the Registrant's Form 8-A dated April 16, 1991 to read in its entirety as follows:

Item 1.  Description of Registrant's Securities to be Registered

         On April 16, 1991, the Board of Directors of Luby's, Inc. (the "Company") declared a dividend of one common stock purchase right (a "Right") for each outstanding share of common stock, par value $.32 per share (the "Common Stock"), of the Company payable to holders of record as of the close of business on April 29, 1991 (the "Record Date"). Effective as of March 8, 2001, the Company amended the Rights Agreement (as defined below) to amend the definitions of "Acquiring Person" and "Distribution Date" (each as described below), to exempt certain persons from the operation of the Rights Agreement and to extend the final expiration date of the Rights, among other things. The description and terms of the Rights are set forth in the Rights Agreement dated as of April 16, 1991, as amended effective as of December 19, 1991, as amended effective as of February 7, 1995, as amended effective as of May 29, 1995 and as amended effective as of March 8, 2001 (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent. A copy of the original Rights Agreement dated as of April 16, 1991 is attached as an exhibit to the Company's Form 8-A filed with the Securities and Exchange Commission on April 16, 1991 and incorporated herein by reference. A copy of Amendment No. 4 to the Rights Agreement is attached as an exhibit hereto and incorporated herein by reference. The description herein of the Rights Agreement is qualified in its entirety by reference to these exhibits.

         Prior to the Distribution Date (as defined below), the Rights will be evidenced by the certificates for and will be transferred with the Common Stock, and the registered holders of the Common Stock will be deemed to be the registered holders of the Rights. After the Distribution Date, the Rights Agent will mail separate certificates evidencing the Rights to each record holder of the Common Stock as of the close of business on the Distribution Date, and thereafter the Rights will be transferable separately from the Common Stock. The "Distribution Date" means the earlier of (i) the 10th day after the date of the first public announcement (including the filing of a report on Schedule 13D under the Securities Exchange Act of 1934, as amended, (or any comparable or successor report)) that a person has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (an "Acquiring Person") or (ii) the 10th business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) after the date of commencement by any person of, or after the date of the first public announcement of the intention of any person to commence, a tender or exchange offer the consummation of which could result in any person becoming an Acquiring Person. An Acquiring Person shall not include the Company; any of its subsidiaries; any employee benefit plan of the Company or any of its subsidiaries; any person organized, appointed or established by the Company or any of its subsidiaries for or pursuant to the terms of any such plan; or any Exempt Person (as defined below).
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         "Exempt Person" means Harris J. Pappas and Christopher J. Pappas, unless such persons, taken together with their affiliates and associates, become the beneficial owner of any shares of Common Stock other than those shares beneficially owned on December 31, 2000, shares issuable or issued upon the conversion of, or in payment of interest on, up to $10 million aggregate principal amount of the Company's Convertible Subordinated Notes due 2011, shares issuable or issued upon exercise of employee stock options granted to each such person on March 9, 2001 and additional shares which permit such persons to own beneficially no more than 25% of the Company prior to March 15, 2001 and no more than 28% of the Company after March 15, 2001, in each case subject to appropriate adjustment for stock splits, reverse stock splits or Common Stock dividends.

         Notwithstanding the foregoing, no person shall become an Acquiring Person as the result of an acquisition of Common Stock by the Company which, by reducing the number of shares of Common Stock of the Company outstanding, increases the proportionate number of shares of Common Stock of the Company beneficially owned by such person to 15% or more of the shares of Common Stock of the Company then outstanding unless such person thereafter becomes the beneficial owner of any additional shares of Common Stock of the Company, in which case such person shall be deemed to be an Acquiring Person. An Acquiring Person shall not include any person that the Board of Directors of the Company determines in good faith that has inadvertently become an Acquiring Person if such person promptly divests a sufficient number of shares of Common Stock so that such person would no longer be an Acquiring Person.

         Prior to the Distribution Date, the Rights will not be exercisable. After the Distribution Date, each Right will be exercisable to purchase, for $27.50 (the "Purchase Price"), one-half of one share of Common Stock.

         If any person becomes an Acquiring Person, each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated persons) will entitle the holder to purchase, for the Purchase Price, a number of shares of Common Stock having a market value of four times the Purchase Price.

         If, after any person has become an Acquiring Person, (1) the Company is involved in a merger or other business combination in which the Company is not the surviving corporation or its Common Stock is exchanged for other securities or (2) the Company and/or one of more of its subsidiaries sells or otherwise transfers assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries, taken as a whole, then each Right will entitle the holder to purchase, for the Purchase Price, a number of shares of common stock of the other party to such business combination or sale (or in certain circumstances, an affiliate) having a market value of four times the Purchase Price.

         At any time after any person has become an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock), the Board of Directors of the Company may exchange all or part of the Rights (other than Rights beneficially owned by an Acquiring Person and certain affiliated persons) for shares of Common Stock at an exchange ratio of one-half of one share of Common Stock per Right.

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         The Board of Directors may, at any time prior to the time any person becomes an Acquiring Person, redeem all but not less than all the then outstanding Rights at a redemption price of $.01 per Right, which price shall be adjusted to reflect any stock split, stock dividend or similar transaction occurring after March 8, 2001. Any such redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.

         The Rights will expire on the close of business on April 16, 2004, unless earlier exchanged or redeemed.

         Prior to the time that any person becomes an Acquiring Person, the Rights Agreement may be amended in any respect. From and after the time that any person becomes an Acquiring Person, the Rights Agreement may not be amended in any manner which would adversely affect the interests of the holders of Rights. In addition, as long as Harris J. Pappas and Christopher J. Pappas are Exempt Persons, the definitions of "Exempt Person" and "Acquiring Person" shall not be amended in any manner which would adversely affect the application of such terms to Harris J. Pappas or Christopher J. Pappas without their prior consent.

         Rights holders have no rights as shareholders of the Company, including the right to vote and to receive dividends.

         The Rights Agreement includes antidilution provisions designed to prevent efforts to diminish the effectiveness of the Rights.

         As of March 9, 2001 there were 22,422,943 shares of Common Stock outstanding, and approximately 5,012,188 shares reserved for issuance under the Company's stock option and other plans. Each outstanding share of Common Stock on the Record Date will receive one Right. Shares of Common Stock issued after the Record Date and prior to the Distribution Date will be issued with a Right attached so that all shares of Common Stock outstanding prior to the Distribution Date will have Rights attached. Approximately 13,717,566 shares of Common Stock have been reserved for issuance upon exercise of the Rights.

         The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person that attempts to acquire the Company without a condition to such an offer that a substantial number of the Rights be acquired or that the Rights be redeemed or declared invalid. The Rights should not interfere with any merger or other business combination approved by the Board of Directors, as the Rights may be redeemed by the Company as described above.

         While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable as set forth above.

Item 2.  Exhibits

Exhibit 1 Amendment No. 4 to Rights Agreement dated April 16, 1991, as amended, between Luby's, and American Stock Transfer & Trust Company, as Rights Agent.

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                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereto duly authorized.

                                               LUBY'S, INC.


                                               By /s/ Robert T. Herres
                                                 -------------------------------
                                                 Name:   Robert T. Herres
                                                 Title:  Chairman of the Board
                                                         of Directors

                                               Dated: March 22, 2001
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                                  EXHIBIT INDEX


Exhibit 1 Amendment No. 4 to Rights Agreement dated April 16, 1991, as amended, between Luby's, and American Stock Transfer & Trust Company, as Rights Agent.